Form 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            Report of Foreign Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                    under the Securities Exchange Act of 1934

                            For the Month of May 2003


                         VOTORANTIM PULP and PAPER INC.

                 (Translation of registrant's name into English)

                  Alameda Santos, 1357-8 [degree symbol] andar
                        01419-908, Sao Paulo, SP, Brazil
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                       Form 20-F X            Form 40-F
                                ---                     ---

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                            Yes                     No X
                               ---                    ---

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________________.



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                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                        VOTORANTIM PULP and PAPER INC.
                                                   (Registrant)



Date: May 6, 2003                       By: /s/ Valdir Roque
                                            -----------------------------------
                                            Name:  Valdir Roque
                                            Title: Chief Financial Officer

                                  Exhibit Index

99.1     Minutes of the Ordinary General Meeting held on April 24, 2003